1021 Main (One City Centre)

Suite 2626

Houston, Texas 77002

Tel 713-351.3000 Fax 713.351.3300

www.energyxxi.com

April 23, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. H. Roger Schwall, Assistant Director

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333-191806) of Energy XXI Gulf Coast, Inc. and the Additional Registrant Guarantors named therein (collectively, the “Registrants”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrants, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Friday, April 25, 2014, at 3:30 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrant hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Registrant. The Registrant hereby further acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (713) 351-3005 or Sarah Morgan of Vinson & Elkins L.L.P. at (713) 758-2977 with any questions regarding this matter.

Very truly yours,

ENERGY XXI GULF COAST, INC.

By: /s/ Ben Marchive
Name: Ben Marchive
Title: President (Principal Executive Officer)